SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERRIMACK PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.50% Convertible Senior Notes due 2020

(Title of Class of Securities)

590328AA8

(CUSIP Number of Class of Securities)

Richard Peters, M.D., Ph.D.

Merrimack Pharmaceuticals, Inc.

One Kendall Square, Suite B7201

Cambridge, Massachusetts, 02139

(617) 441-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$22,527,900	$2,804.72
(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $25,031,000 aggregate principal amount of the Company’s 4.50% Convertible Senior Notes due 2020 are purchased at the tender offer price of $900.00 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2018, equals $124.50 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,804.72	Filing Party: Merrimack Pharmaceuticals, Inc.
Form or Registration No.: SC TO-I	Date Filed: October 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 13, 2017, as previously amended by Amendment No. 1 (“Amendment No. 1”) on October 27, 2017, by Merrimack Pharmaceuticals, Inc. (the “Company”) in connection with its offer to purchase (the “Tender Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 13, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), any and all of the outstanding $25,031,000 aggregate principal amount of its 4.50% Convertible Senior Notes due 2020 (the “Notes”) for cash in an amount equal to $900.00 per $1,000 principal amount of Notes purchased (exclusive of accrued and unpaid interest).

This Amendment No. 2 is being filed to incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (the “Form 10-Q”). You should carefully consider the Company’s results of operations for its quarter ended September 30, 2017 and the other information contained in the Form 10-Q in connection with deciding whether to tender your Notes in the Tender Offer.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1) (B), respectively, to the Schedule TO, as amended by Amendment No. 1, is hereby expressly incorporated by reference in this Amendment No. 2 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Offer to Purchase as amended or supplemented. You should read this Amendment No. 2 together with the Schedule TO, Amendment No. 1, the Offer to Purchase and the related Letter of Transmittal.

Item 11.

The Offer to Purchase and the Items of the Schedule TO, to the extent such Items incorporate the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The section of the Offer to Purchase entitled “Additional Information” under the subheading “Incorporation by Reference” is amended and supplemented by deleting the second bullet point in its entirety and inserting in lieu thereof the following language: “Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017, filed on May 10, 2017, August 9, 2017 and November 8, 2017, respectively; and”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRIMACK PHARMACEUTICALS, INC.

By:	/s/ Richard Peters, M.D., Ph.D.
	Name:	Richard Peters, M.D., Ph.D.
	Title:	President, Chief Executive Officer and Director

Dated: November 8, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated October 13, 2017.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)*	Press Release, dated October 13, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 13, 2017).

(d)(1)*	Indenture, dated as of July 17, 2013, by and between the Company and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 18, 2013).

(d)(2)*	First Supplemental Indenture (including the Form of Note), dated as of July 17, 2013, by and between the Company and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 18, 2013).

(d)(3)*	1999 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended, filed on July 8, 2011).

(d)(4)*	2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as amended, filed on July 8, 2011).

(d)(5)*	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as amended, filed on January 13, 2012).

(d)(6)*	Form of Incentive Stock Option Agreement under 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended, filed on January 13, 2012).

(d)(7)*	Form of Non-Qualified Stock Option Agreement under 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended, filed on January 13, 2012).

(d)(8)*	Form of Conversion Agreement Related to 4.50% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 14, 2016).

(d)(9)*	Stipulation and Agreement of Settlement and Release, dated October 6, 2017, by and among the Company, Wells Fargo Bank, National Association, Wolverine Flagship Fund Trading Limited, 1992 MSF International Ltd (formerly known as Highbridge International LLC) and 1992 Tactical Credit Master Fund, L.P. (formerly known as Highbridge Tactical Credit & Convertibles Master Fund, L.P.) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 10, 2017).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

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